Exhibit (a)(13)

Annie’s, Inc.

1610 Fifth Street

Berkeley, CA 94710

September 22, 2014

Dear Stockholder:

We are pleased to inform you that, on September 8, 2014, Annie’s, Inc. (“Annie’s”) entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with General Mills, Inc. (“General Mills”) and Sandy Acquisition Corporation, a wholly owned subsidiary of General Mills (“Purchaser”). In accordance with the Merger Agreement, Purchaser has today commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of our common stock, par value $0.001 per share (“Common Stock”), at a purchase price of $46.00 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes.

If successful, the Offer will be followed by the merger of the Purchaser with and into Annie’s (the “Merger”), with Annie’s surviving the merger as a wholly owned subsidiary of General Mills. In the merger, each share of Common Stock then outstanding (other than shares of Common Stock owned by Annie’s or any of its wholly owned subsidiaries or by General Mills or any of its subsidiaries, or shares of Common Stock held by stockholders who have validly exercised their appraisal rights under Delaware law) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest, less any required withholding taxes.

The board of directors of Annie’s (the “Board”) unanimously (i) approved and declared fair and advisable the Merger Agreement and the transactions contemplated thereby, (ii) declared that it is in the best interests of Annie’s and the stockholders of Annie’s that Annie’s enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved that, unless Purchaser has elected pursuant to and in accordance with the Merger Agreement to pursue consummation of the Merger without completion of the Offer, the Merger shall be effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the acceptance for payment by Purchaser of the shares of Common Stock tendered in the Offer, and (iv) recommended to the stockholders of Annie’s that they accept the Offer and tender their shares of Common Stock pursuant to the Offer. Accordingly, and for the other reasons described in more detail in the enclosed copy of Annie’s solicitation/recommendation statement, the Board, upon the terms and subject to the conditions set forth in the Merger Agreement, recommends to Annie’s stockholders that they accept the Offer and tender their shares of Common Stock to the Purchaser pursuant to the Offer.

Accompanying this letter is (i) a copy of Annie’s solicitation/recommendation statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated September 22, 2014, which sets forth the terms and conditions of the Offer and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the Offer. We urge you to read the enclosed materials carefully. The Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Monday, October 20, 2014, unless extended.

On behalf of the Board and Annie’s management, we thank you for your support.

Sincerely,

John M. Foraker

Chief Executive Officer